UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NIMIN ENERGY CORP.
(Name of Issuer)

Common Stock
 (Title of Class Securities)

65440N100
(CUSIP Number)

September 21, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440N100	SCHEDULE 13G	Page 2 of 10

1		NAME OF REPORTING PERSONS. Indaba Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 9,557,757
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,557,757
9		Aggregate Amount Beneficially Owned by Each Reporting Person 9,557,757
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11		Percent of Class Represented by Amount in Row (9) 13.69% (1)
12		Type of Reporting Person (See Instructions) IA

(1)	Calculation of the foregoing percentage is based on 69,834,396 shares of common stock of NiMin Energy Corp. (the “Issuer”) based on information provided by the Issuer.

CUSIP No. 65440N100	SCHEDULE 13G	Page 3 of 10

1		NAME OF REPORTING PERSONS. Indaba Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 9,557,757
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,557,757
9		Aggregate Amount Beneficially Owned by Each Reporting Person 9,557,757
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11		Percent of Class Represented by Amount in Row (9) 13.69% (1)
12		Type of Reporting Person (See Instructions) OO

(1)	Calculation of the foregoing percentage is based on 69,834,396 shares of common stock of the Issuer based on information provided by the Issuer.

CUSIP No. 65440N100	SCHEDULE 13G	Page 4 of 10

1		NAME OF REPORTING PERSONS. Indaba Capital Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3		SEC Use Only
4		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 9,557,757
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,557,757
9		Aggregate Amount Beneficially Owned by Each Reporting Person 9,557,757
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11		Percent of Class Represented by Amount in Row (9) 13.69% (1)
12		Type of Reporting Person (See Instructions) PN

(1)	Calculation of the foregoing percentage is based on 69,834,396 shares of common stock of the Issuer based on information provided by the Issuer.

CUSIP No. 65440N100	SCHEDULE 13G	Page 5 of 10

1		NAME OF REPORTING PERSONS. Derek C. Schrier I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3		SEC Use Only
4		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 9,557,757
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,557,757
9		Aggregate Amount Beneficially Owned by Each Reporting Person 9,557,757
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11		Percent of Class Represented by Amount in Row (9) 13.69% (1)
12		Type of Reporting Person (See Instructions) IN

(1)	Calculation of the foregoing percentage is based on 69,834,396 shares of common stock of the Issuer based on information provided by the Issuer.

CUSIP No. 65440N100	SCHEDULE 13G	Page 6 of 10

 Item 1.

(a)	Name of Issuer
NiMin Energy Corp.
(b)	Address of Issuer’s Principal Executive Offices
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
Item 2.

(a)	Name of Person Filing

This Schedule 13G/A is being filed on behalf of:
(i) Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership (the "Fund"),
(ii) Indaba Capital Management, LLC, a Delaware limited liability company, and the Fund's investment manager (the "Investment Manager"),
(iii) Indaba Partners, LLC, a Delaware limited liability company, and the Fund's sole general partner (the "General Partner"), and
(iv) Derek C. Schrier, a United States citizen and the Senior Managing Member of the Investment Manager and the General Partner (the "Senior Managing Member" and, collectively with the Investment Manager, the General Partner and the Fund, the "Reporting Persons").

(b)	Address of Principal Business office or, if None, Residence

The business address of each of the Investment Manager, the General Partner and the Senior Managing Member is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA. The registered office address of the Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c)	Citizenship

Each of the Investment Manager and the General Partner is a Delaware limited liability company and the Fund is a Cayman Islands exempted limited partnership. The Senior Managing Member is a United States citizen.

(d)	Title of Class Securities
Common Stock

(e)	CUSIP Number
65440N100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[	]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[	]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

CUSIP No. 65440N100	SCHEDULE 13G	Page 7 of 10

(f)	[	]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	[	]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[	]	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership
(a) Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each Reporting Person.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(b) Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii) Shared power to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 65440N100	SCHEDULE 13G	Page 8 of 10

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65440N100	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 25, 2012

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement by and among the Reporting Persons

CUSIP No. 65440N100	SCHEDULE 13G	Page 10 of 10

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  September 25, 2012

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER